Exhibit 99.1

 NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

FOR THE ANNUAL AND SPECIAL MEETING OF
SHAREHOLDERS OF

MINERA ANDES INC.

TO BE HELD ON MONDAY, JULY 11, 2011

Dated June 10, 2011

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an annual and special meeting (the “Meeting”) of the shareholders (the “Shareholders”) of Minera Andes Inc. (“Minera” or the “Corporation”) will be held at 4:00 PM (Toronto time) on, Monday, July 11, 2011 at 1 King Street West, Chairman’s Boardroom, Toronto, Ontario, for the following purposes:

1.	to receive and consider the financial statements of the Corporation for the financial year ended December 31, 2010, and the report of the auditors thereon;

2.	to fix the number of directors to be elected at the Meeting at seven (7) members;

3.	to elect directors of the Corporation for the ensuing year;

4.	to re-appoint KPMG LLP as auditors of the Corporation for the ensuing year, and authorize the directors to fix their remuneration;

5.

to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving and ratifying the Corporation’s stock option plan and the granting of options under such plan; and

6.	to transact any such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

Shareholders are referred to the enclosed management information circular (the “Information Circular”) for more detailed information with respect to each of the foregoing matters to be considered at the Meeting.

The Board of Directors has fixed the close of business on June 6, 2011 as the record date for determining Shareholders who are entitled to receive notice of, and to vote at the Meeting or any adjournment or postponement thereof, in person or by proxy, except to the extent that a person has transferred any common shares after that date and the new holder of such common shares establishes proper ownership and requests, not later than ten days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting.

Registered Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and return the enclosed form of proxy to Computershare Investor Services Inc. fax: 1-866-249-7775, prior to 4:00 PM (Toronto time) on July 7, 2011, or, if the Meeting is adjourned or postponed, not less than 48 hours prior to the start of such adjourned or postponed meeting. Non-registered Shareholders receiving these materials through his or her broker or other intermediary should complete and return the voting instruction form provided to them by their broker or other intermediary in accordance with the instructions provided therein. Failure to do so may result in a Shareholder’s common shares not being voted at the Meeting.

DATED at Toronto, Ontario, June 10, 2011.

BY ORDER OF THE BOARD OF DIRECTORS

MINERA ANDES INC.

/s/ Robert R. McEwen
Robert R. McEwen
Chairman of the Board of Directors

TABLE OF CONTENTS

INFORMATION FOR UNITED STATES SHAREHOLDERS	1
CURRENCY	1
GENERAL PROXY INFORMATION	1
Solicitation of Proxies	1
Appointment of Proxies	1
Non-Registered Shareholders	1
Revocation of Proxies	2
Voting of Proxies	2
Exercise of Discretion	2
Principal Holders of Voting Securities	3
EXECUTIVE COMPENSATION	3
Compensation Discussion and Analysis	3
Performance Graph	4
Summary Compensation Table	5
Incentive Plan Awards	6
Pension Plan Benefits	7
Termination and Change of Control Benefits	7
Director Compensation	7
Director Incentive Plan Awards	8
Incentive Plan Awards-Value Vested or Earned During the Year	8
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	9
AUDIT COMMITTEE	9
CORPORATE GOVERNANCE DISCLOSURE	9
Board of Directors	9
Board Mandate	11
Position Descriptions	11
Chairman, President & CEO	11
Board Committee Chairs	11
Orientation and Continuing Education	11
Ethical Business Conduct	12
Other Board Committees	13
Assessments	13
ELECTION OF DIRECTORS	13
Number of Directors	13
Nominees for Election	13
APPOINTMENT OF AUDITOR	15
OPTION PLAN	15
Background	15
Description of the Option Plan	15
Vesting, Acceleration and Adjustments	16
Expiry and Assignability of Options	16
Amendments	16
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	17
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	17
AUDITOR	18
ADDITIONAL INFORMATION	18
APPROVAL OF THE BOARD OF DIRECTORS	18
SCHEDULE “A” BOARD CHARTER OF THE CORPORATION	A-1

INFORMATION FOR UNITED STATES SHAREHOLDERS

The solicitation of proxies made in connection with this Information Circular is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) by virtue of an exemption applicable to proxy solicitations by foreign private issuers (as defined in Rule 3b-4 under the U.S. Exchange Act). Accordingly, this Information Circular has been prepared in accordance with applicable Canadian disclosure requirements, which are different with the requirements applicable to proxy solicitations under the U.S. Exchange Act.

The financial statements of the Corporation that the Shareholders will receive and consider have been prepared in accordance with International Financial Reporting Standards and Canadian GAAP and are subject to auditing and auditor independence standards in Canada, and thus may not be comparable in all respects to financial statements of U.S. companies whose financial statements are prepared in accordance with U.S. GAAP.

CURRENCY

Unless otherwise indicated, all currency amounts are stated in Canadian dollars. All references to “US dollars” or to “US$” are to United States dollars.

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of the Corporation for use at the Meeting and at any adjournment or postponement thereof. It is expected that the solicitation will be primarily by mail but may also be in person, by telephone, facsimile, email or other form of electronic communication by directors, officers or employees of the Corporation who will not be directly compensated therefor. Costs of the solicitation of proxies for the Meeting will be borne by the Corporation.

The Corporation has arranged for intermediaries to forward meeting materials to beneficial holders and the Corporation may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxies

The individuals named in the accompanying form of proxy (the “Proxy”) are directors or officers of the Corporation. A Shareholder wishing to appoint some other person or company (who need not be a Shareholder) to represent the Shareholder at the Meeting has the right to do so, either by inserting such person’s or company’s name in the blank space provided in the proxy and striking out the two printed names, or by completing another proxy.

A Proxy will not be valid unless it is completed, dated, signed by the Shareholder or by his attorney authorized in writing or, if the Shareholder is a corporation, it must be executed under corporate seal or by a duly authorized officer or attorney of such corporation and delivered to Computershare Investor Services Inc., at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or any adjournment thereof.

Non-Registered Shareholders

Most Shareholders of the Corporation are “non-registered” Shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of a brokerage firm, bank or other intermediary or in the name of a clearing agency. Shareholders who do not hold their Common Shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only proxies deposited by registered Shareholders can be recognized and acted upon at the Meeting. For example, if Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in such Shareholder’s name on the records of the Corporation.

Common Shares held by brokers (or their agents or nominees) may only be voted at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Accordingly, existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the Internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction form must be returned to Broadridge (or instructions respecting the voting of Common Shares must be communicated to Broadridge) well in advance of the Meeting in order to have the Common Shares voted.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of a broker (or agent or nominee of the broker), a Beneficial Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should contact their broker or other intermediary, well in advance of the Meeting.

Beneficial Shareholders either object to their identity being known to the issuers of securities which they own (“Objecting Beneficial Owners”, or “OBOs”) or do not object to their identity being made known to the issuers of the securities they own (“Non-Objecting Beneficial Owners”, or “NOBOs”). Subject to the provision of National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”) issuers may request and obtain a list of NOBOs for, among other things, the distribution of proxy related material.

Pursuant to NI 54-101, the Corporation has determined to send these materials to both registered and non-registered Shareholders directly. If you are a non-registered Shareholder, and the Corporation has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Corporation (and not the intermediary holding common shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.

Revocation of Proxies

A Shareholder who has given a Proxy may revoke it, in any manner permitted by law, including by an instrument in writing, executed by the Shareholder or by the Shareholder’s attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Corporation, at 99 George Street, 3rd Floor, Toronto, Ontario M5A 2N4, Canada, at any time up to and including the last business day preceding the day of the Meeting or any adjournment or postponement thereof or with the Chairman of the Meeting on the day of the Meeting or any adjournment or postponement thereof.

Voting of Proxies

All common shares represented at the Meeting by properly executed Proxies will be voted or withheld from voting (including the voting on any ballot) in accordance with the instructions of the Shareholder, and where a choice with respect to any matter to be acted upon has been specified in the Proxy, the common shares represented by the proxy will be voted in accordance with such specification. IN THE ABSENCE OF ANY SUCH SPECIFICATION, THE MANAGEMENT DESIGNEES, IF NAMED AS PROXY, WILL VOTE IN FAVOUR OF THE MATTERS SET OUT THEREIN.

Exercise of Discretion

The Proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations to the matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event of amendments or variations to, or other matters being presented for action at the Meeting, it is the intention of the persons designated in the enclosed Proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Corporation knows of no such amendment, variation or other matter that may be presented to the Meeting.

Principal Holders of Voting Securities

The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, of which there are currently 282,698,854 common shares issued and outstanding as fully paid and non-assessable and no preferred shares issued and outstanding. Shareholders are entitled to one vote for each common share held.

The record date for the purpose of determining holders of common shares entitled to notice of, and to vote at, the Meeting, is June 6, 2011. The transfer books will not be closed.

As of the date hereof, to the best of the knowledge of the directors and executive officers of the Corporation, there is no person or company who or which, beneficially own, or control or direct, directly or indirectly, common shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation, other than Robert R. McEwen who owns, controls or directs, directly or indirectly 86,057,143 (approximately 30.5%) of the outstanding common shares of the Corporation.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Role of the Corporate Governance, Nominating and Compensation Committee

The Corporate Governance, Nominating and Compensation Committee of the Corporation acts on behalf of and subject to the direction of the Board of Directors in all matters pertaining to the compensation, benefits and performance of the Corporation’s executive officers and key personnel.

The Corporate Governance, Nominating and Compensation Committee is composed entirely of independent directors. The members of the Corporate Governance, Nominating and Compensation Committee are Donald Quick, Michael Stein and Victor Lazarovici.

The Corporate Governance, Nominating and Compensation Committee is responsible for annually reviewing the Corporation’s compensation arrangements with its executive officers. When reviewing the compensation of the executive officers, the Corporate Governance, Nominating and Compensation Committee has as its objectives: (i) recruiting and retaining the executives critical to the success of the Corporation and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and shareholders of the Corporation; and (iv) rewarding performance, both on an individual basis and with respect to the business in general.

The Corporate Governance, Nominating and Compensation Committee is also responsible for negotiating the total compensation package of senior executive officers, reviewing and advising on stock option guidelines, including making recommendations on specific option grants and reviewing and communicating to the Board of Directors in respect of the compensation policies and principles applicable to other executives and employees of the Corporation.

Compensation Philosophy

Compensation payable to employees consists of three main elements: base salary, short-term incentive and long-term incentive by way of the grant of stock options in accordance with the Corporation’s Option Plan.

The general compensation philosophy of the Corporation for executive officers is to provide a level of compensation that is competitive within the North American marketplace and that will attract and retain individuals with the experience and qualifications necessary for the Corporation to be successful, and to provide those persons with long-term incentive which aligns the interest of executives with those of the shareholders to members of senior management whose actions have a direct and identifiable impact on the performance of the Corporation and who have had a material responsibility for long-range strategy development and implementation.

Base Salary

In the Corporate Governance, Nominating and Compensation Committee’s view, a competitive base salary is the first step to attracting and retaining talented, qualified and effective executives.

The base salary of each particular executive officer is based upon an assessment by the Corporate Governance, Nominating and Compensation Committee of such executive officer’s performance, competitive compensation levels in companies similar to the Corporation and a review of the performance of the Corporation as a whole and the role such executive officer played in such performance.

Short-Term Incentive

Bonuses are performance based short-term financial incentives based on certain indicators such as personal performance, team performance and/or the Corporation’s financial performance. Bonus levels will be determined by level of position of the executive officer with the Corporation.

Long-Term Incentive

The Corporation provides long-term incentive by granting stock options to executive officers in accordance with the Corporation’s Option Plan. The objective of granting options is to encourage executive officers to acquire an ownership interest in the Corporation over a period of time, which in turn acts as a financial incentive to consider the long-term interests of the Corporation and its shareholders.

When determining the number of stock options to be granted to an executive officer, the Corporate Governance, Nominating and Compensation Committee and the Board of Directors takes into account the number and terms of existing outstanding stock options (including vesting provisions) in determining whether or not to grant new stock options.

CEO Compensation

The components of the CEO’s compensation are the same as those that apply to all of the Corporation’s executive officers, namely base salary, short-term incentive by way of performance bonuses and long-term incentives in the form of stock options. In establishing the CEO’s compensation, the Corporate Governance, Nominating and Compensation Committee reviews salaries paid to other executive officers in the Corporation, salaries paid to other CEO’s in the industry for companies of similar size and stage of development and the CEO’s contribution to the affairs of the Corporation. At this time, the CEO of the Corporation, Mr. McEwen, has elected to not receive a salary from the Corporation.

Performance Graph

The following graph, expressed in Canadian dollars, shows the cumulative total shareholder return on the Corporation’s common shares for the five most recently completed financial years, together with the total shareholder return of the TSX Composite Index and the TSX Capped Diversified Metals and Mining Index. The graph assumes an initial investment of $100 at December 31, 2005 and is based on the trading prices of the Corporation’s common shares on the TSXV (on February 7, 2007 the Corporation graduated from the TSXV to the TSX) and TSX for the dates indicated.

As previously stated, one component of an executive officer’s compensation is the grant of stock options. The value of option based awards is based on the trading price of the underlying common shares. A subsequent increase in share price therefore increases the value of these option based awards, thereby increasing an executive officer’s total compensation.

In particular, the trend in the graph shows that the value of the Corporation’s common shares has increased for the year ended December 31, 2010, as compared to 2009. During 2010, the increasing value has affected the amount of stock options exercised and has resulted in a corresponding increase in compensation for 2010.

Option Based Awards

As previously stated, the Corporation grants stock options to executive officers as a long-term incentive. Options permit executive officers to acquire common shares at the market price of the common shares. The objective of granting options is to encourage executive officers to acquire an ownership interest in the Corporation over a period of time, which in turn acts as a financial incentive to consider the long-term interests of the Corporation and its shareholders.

When determining the number of stock options to be granted to an executive officer, the Corporate Governance, Nominating and Compensation Committee and Board of Directors takes into account the number and terms of outstanding stock options (including vesting provisions) when determining whether or not to grant new stock options.

Please see discussion under “Option Plan” for details on the Corporation’s Option Plan.

Summary Compensation Table

For the financial year ended December 31, 2010, the Corporation had four Named Executive Officers: Mr. Robert R. McEwen, Mr. Henry A. John, Mr. Perry Ing and Mr. James Duff (the “NEOs”). The following table and the notes thereto summarize amounts paid to the NEOs in each of the Corporation’s three most recently completed financial years ending on or after December 31, 2008:

					Non-Equity Incentive Plan Compensation

Name and Principal Position	Year Ending	Salary ($)	Share Based Awards ($)	Option Based Awards ($)	Annual Incentive Plans ($)	Long-Term Incentive Plans	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Robert R. McEwen Chairman, President and CEO(1)	2010	-	N/A	60,246(2)	N/A	N/A	N/A	N/A	60,246
	2009	17,513	N/A	-	N/A	N/A	N/A	N/A	17,513
	2008	8,333	N/A	46,315	N/A	N/A	N/A	N/A	54,648
Perry Ing, Chief Financial Officer	2010	58,256(3)	N/A	55,004(4)	N/A	N/A	N/A	22,622(5)	135,882
	2009	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2008	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Henry A. John Chief Financial Officer	2010	20,448(6)	N/A	-	N/A	N/A	-	129,292(7)	149,740
	2009	125,000	N/A	-	N/A	N/A	5,940	30,940	161,880
	2008	125,000	N/A	32,884	N/A	N/A	1,250	5,188	164,322
James Duff Chief Operating Officer	2010	186,667	N/A	110,008(4)	N/A	N/A	N/A	69,008(8)	365,683
	2009	128,000	N/A	65,890	N/A	N/A	N/A	8,944	202,834
	2008	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Notes:
(1)	Mr. McEwen does not receive a salary from the Corporation.
(2)
Stock options were granted at an exercise price of $1.13 in May 2010. The stock options vest in three equal annual installments over three years. The fair value of the stock options granted was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield – nil; risk free rate – 2.87%; expected volatility of 73.86% and an expected life of 60 months. The currency exchange rate applied in calculating the value of the options based award was the Bank of Canada noon rate of exchange on May 13, 2010, for conversion of the United States dollar into Canadian dollars (U.S. $1.00 = Cdn $1.01 or Cdn $1.00 = U.S. $0.99).

(3)	Mr. Ing was appointed Chief Financial Officer effective April 5, 2010. Mr. Ing currently also serves as Chief Financial Officer of US Gold Corporation.
(4)
Stock options were granted at an exercise price of $1.02 in May 2010. The stock options vest in three equal annual installments over three years. The fair value of the stock options granted was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield – nil; risk free rate – 2.49%; expected volatility of 74.87% and an expected life of 3.65 years. The currency exchange rate applied in calculating the value of the options based award was the Bank of Canada noon rate of exchange on May 13, 2010, for conversion of the United States dollar into Canadian dollars was U.S. $1.00 = Cdn $1.01 or Cdn $1.00 = U.S. $0.99.

(5)	Represents a bonus payment for 2010.

(6)	Mr. John resigned as Chief Financial Officer effective on April 5, 2010.
(7)	Consists of a bonus and severance payment of US$125,000 and accrued vacation of US$4,292.
(8)	Consists of medical insurance (US$19,009) and a bonus (US$50,000).

In accordance with requirements of the Business Corporations Act (Alberta) (the “ABCA”) the aggregate remuneration paid to the five highest paid officers and employees of the Corporation, other than the directors for the fiscal period ended December 31, 2010 was $516,591.

Incentive Plan Awards

Outstanding Share Based Awards and Option Based Awards

The following table sets forth all share based awards and option based awards outstanding at the end of the most recently completed financial year for each NEO (including awards granted before the Corporation’s most recently completed financial year):

Name	OPTION BASED AWARDS				SHARE BASED AWARDS
	Number of securities underlying unexercised options (#)	Option exercise price (Cdn $)(4)	Option expiration date	Value of unexercised in- the-money options (Cdn $) (1)(2)(3)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (Cdn $)
Robert R. McEwen Chairman, President and CEO	100,000	0.81	Sep. 11, 2013	209,000(5)	N/A	N/A
	100,000	1.13	May 13, 2015	177,000(6)	N/A	N/A
Perry Ing Chief Financial Officer	100,000	1.02	May 13, 2015	188,000(6)	N/A	N/A
Henry A. John Chief Financial Officer	250,000	1.73	June 1, 2011	292,500(7)	N/A	N/A
James Duff Chief Operating Officer	200,000	0.67	Feb 13, 2014	446,000(8)	N/A	N/A
	200,000	1.02	May 13, 2015	376,000(6)	N/A	N/A

Notes:
(1)
Value of unexercised in-the-money options calculated using the closing price of common shares on the Toronto Stock Exchange (“TSX”) on December 31, 2010, the closing price of the common shares on the TSX was Cdn$2.90.

(2)	The last day the common shares traded in 2010, the closing price of the common shares on the TSX was Cdn $2.90.
(3)
The currency exchange rate applied in calculating the aggregate value realized and the value of unexercised in-the-money options was the Bank of Canada noon rate of exchange on December 31, 2010 for conversion of the United States dollars into Canadian dollars was U.S. $1.00 = Cdn$0.99 or Cdn$1.00 = U.S.$1.01.

(4)	All options are granted with an exercise price equal to the market price of the common shares on the last trading day immediately before the date of the grant.
(5)	33% of the options will vest every 12 months from the September 11, 2008 grant date to September 11, 2011. 66,667 options had vested as of December 31, 2010.
(6)	33% of the options will vest every 12 months from the May 13, 2010 grant date to May 13, 2013. None of the options vested as of December 31, 2010.
(7)	Fully vested as of December 31, 2010.
(8)	33% of the options will vest every 12 months from the September 11, 2008 grant date to September 11, 2011. 133,333 options had vested as of December 31, 2010.

Incentive Plan Awards-Value Vested or Earned During the Year

The following table summarizes the aggregate value of incentive plan awards vested or earned during the most recently completed financial year for each NEO:

NAME	OPTION BASED AWARDS-VALUE VESTED DURING THE YEAR ($)	SHARE BASED AWARDS- VALUE VESTED DURING THE YEAR ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION-VALUE EARNED DURING THE ($) YEAR
Robert R. McEwen Chairman, President and CEO	69,666(1)	N/A	N/A
Perry Ing Chief Financial Officer	-	N/A	N/A
Henry A. John Chief Financial Officer	-	N/A	N/A
James Duff Chief Operating Officer	148,667(2)	N/A	N/A

Notes:
(1)
Robert McEwen was granted 100,000 options at an exercise price of $0.81 per share on September 11, 2010 of which 33% per share vest every 12 months. During the year ended December 31, 2010, 33,333 of these options vested.

(2)
James Duff was granted 200,000 stock options at an exercise price of $0.67 per share in March 2009. The stock options vest in three equal instalments over three years. During the year ended December 31, 2010, 66,667 of these options vested.

For further details on Minera’s incentive plan awards, please see the discussion under “Option Based Awards” and “Option Plan of the Corporation”.

Pension Plan Benefits

The following table sets forth the defined contribution benefit plan for each NEO:

Name	Accumulated value at the start of the year ($)	Compensatory ($)	Non-compensatory ($)	Accumulated value at the end of the year ($)
Robert R. McEwen Chairman, President and CEO	-	-	-	-
Henry A. John Chief Financial Officer	18,667	-	(18,667)	-
Perry Ing Chief Financial Officer
James Duff Chief Operating Officer	-	-	-	-

The accumulated value of the defined contribution plan as of December 31, 2010 was $15,730.

On January 1, 2004, the Corporation adopted a defined contribution benefit plan (the “Retirement Plan”) under Section 401(k) of the Internal Revenue Code for all employees who are 21 years of age, have completed one year of service, and have worked a minimum of 1,000 hours annually. All employees as of January 1, 2004 were eligible to participate in the Retirement Plan. Eligible employees may contribute up to 100% of their current year compensation up to the maximum amounts as allowed by the Internal Revenue Code. For the year ended December 31, 2009, the maximum allowed annual elective deferral was $16,500 for participants under the age of 50. For those who turned 50 years of age by December 31, 2009, an additional catch-up contribution amount of $5,500 was allowed. The Corporation will contribute 100% of the first 4% of an employee’s contribution. In 2009, the maximum contribution by the employer to each employee is limited to 4% of $245,000. The Corporation may also make an annual discretionary contribution as determined by the Board of Directors.

Termination and Change of Control Benefits

On August 22, 2008, the Corporation entered into an executive employment contract, with Henry John as Chief Financial Officer of the Corporation (the “John Agreement”). The contract provides that Mr. John would receive annual compensation of $125,000 per year plus benefits. The compensation was payable in equal monthly installments.

Under the John Agreement, the Corporation could terminate Mr. John’s employment with the Corporation at any time without cause upon 12 months’ written notice to Mr. John or immediately upon an amount equal to one year’s base salary of $125,000. In addition, the Corporation, within 90 days of the date of termination, was entitled to cancel any options held by Mr. John which remain unexercised on the date of termination by paying Mr. John an amount equal to the difference between the exercise price of the options and the average closing price of the Common Shares on the TSX during the previous 30 days. Alternatively, the term of the options could be extended under mutually acceptable terms and conditions.

In consideration for Mr. John’s assistance in the transition of the Corporation’s head office from Spokane, WA to Toronto, Canada, the Corporation agreed to pay Mr. John an amount equal to one year’s base salary, provided he remained with the Corporation for a period of six months. Mr. John resigned from his position effective April 5, 2010 at which point such payment was made and the John Agreement terminated. The Corporation has entered into a consulting agreement with Mr. John whereby he may continue to provide advisory services to the Corporation.

Other than the foregoing, there are no contracts, agreements, plans or arrangements that provide the payments to an NEO at, following or in connection with, any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Corporation or a change in an NEO’s responsibilities.

Director Compensation

Director Compensation Table

Directors are reimbursed for expenses incurred in attending any meetings of the Board of Directors. In addition, each non-executive director is entitled to a fee of $20,000 per annum, paid in equal quarterly installments. The Chairman of each of the Corporation’s committees is also entitled to a fee of $5,000 per annum, paid in equal quarterly installments.

The following table sets forth all compensation provided to directors who are not NEOs of the Corporation for the most recently completed financial year:

NAME	FEES EARNED ($)	SHARE BASED AWARDS ($)	OPTION BASED AWARDS (1)(2) ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION ($)	PENSION VALUE ($)	ALL OTHER COMPENSATION ($)	TOTAL ($)
Victor Lazarovici	$25,000	Nil	188,000	Nil	Nil	Nil	213,000
Allan J. Marter	$25,000	Nil	188,000	Nil	Nil	Nil	213,000
Donald R.M. Quick	$20,000	Nil	188,000	Nil	Nil	Nil	208,000
Richard Brissenden	$20,000	Nil	188,000	Nil	Nil	Nil	208,000
Michael Stein	$20,000	Nil	188,000	Nil	Nil	Nil	208,000
Allen Ambrose	$20,000	Nil	188,000	Nil	Nil	Nil	208,000

Notes:
(1)	Value of unexercised in-the-money options calculated using the closing price of Common Shares on the TSX on December 31, 2010, less the exercise price of in-the-money stock options.
(2)	The last day the Common Shares traded in 2010, the closing price of the Common Shares on the TSX was $2.90.

In accordance with requirements of the ABCA the aggregate remuneration paid to the Board of Directors in their capacity as directors for the fiscal period ended December 31, 2010 was $130,000.

The Corporation, at the end of the financial year December 31, 2010, had six directors, one of whom was a NEO during the year. For a description of the compensation paid to Mr. McEwen, the NEO of the Corporation who also acted a director of the Corporation, see “Summary Compensation Table”.

Director Incentive Plan Awards

Outstanding Share Based Awards and Option Based Awards

Directors are eligible to participate in the Corporation’s Option Plan. Stock options are granted pursuant to a similar process as that applied to the grant of options to for executive officers as set out in “Option Based Awards”.

The following table sets forth share based and option based awards outstanding for each director who is not an NEO as of the end of the most recently completed financial year (including awards granted before the most recently completed financial year).

	OPTION BASED AWARDS				SHARE BASED AWARDS
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Victor Lazarovici	100,000 100,000	0.81 1.02	Sept 11, 2013 May 12, 2015	209,000 188,000	N/A	N/A
Allan J. Marter	250,000 100,000	1.51 1.02	Dec 27, 2011 May 23, 2013	347,500 188,000	N/A	N/A
Donald R. M Quick	100,000 100,000	0.81 1.02	Sep 11, 2013 May 13, 2015	209,000 188,000	N/A	N/A
Richard Brissenden	100,000 100,000	0.73 1.02	Mar 1, 2014 May 13, 2015	217,000 188,000	N/A	N/A
Michael Stein	100,000 100,000	0.73 1.02	Mar 1, 2014 May 13, 2015	217,000 188,000	N/A	N/A
Allen Ambrose(2)	1,410,000 180,000 100,000	1.51 1.36 1.02	Dec 27, 2011 May 23, 2013 May 13, 2015	1,959,900 277,200 188,000	N/A	N/A

Notes:
(1)
Value of unexercised in-the-money options calculated using the closing price of common shares on the TSX on December 31, 2010, less the exercise price of in-the-money stock options. The last day the common shares traded in 2010, the closing price of the Common Shares on the TSX was $2.90.

(2)	Mr. Ambrose was CEO of the Corporation from January 1, 2003 to June 2009. A substantial portion of those options now held by him were granted to him in his previous role as CEO.

Incentive Plan Awards-Value Vested or Earned During the Year

The following table summarizes the aggregate value of all incentive plan awards vested or earned during the most recently completed financial year for each director who is not an NEO:

NAME	OPTION BASED AWARDS- VALUE VESTED DURING THE YEAR	SHARE BASED AWARDS- VALUE VESTED DURING THE YEAR	NON-EQUITY INCENTIVE PLAN COMPENSATION-VALUE EARNED DURING THE YEAR
Richard Brissenden	72,333(1)	N/A	N/A
Michael Stein	72,333(1)	N/A	N/A
Victor Lazarovici	69,666(2)	N/A	N/A
Donald R.M. Quick	69,666(2)	N/A	N/A

Notes:
(1)
Stock options were granted at an exercise price of $0.81 on September 11, 2008, which vest in three equal annual installments over a three-year period. In the year ended December 31, 2020, 33,333 options vested for each of Messrs. Brissenden and Stein. The fair value of the stock options granted was calculated using the Black-Scholes option pricing model with the following range of assumptions: dividend yield – nil; risk free interest rate – 2.90%; expected volatility of 70.09% and an expected life of 60 months. The value of the options at the closing on the last trading day immediately preceding the day of the options being granted was $0.81. The closing price on the day of the option grant was 0.85.

(2)
Stock options were granted at an exercise price of $0.73 on March 1, 2009, which vest in three equal annual installments. In the year ended December 31, 2010, 33,333 options vested for each of Messrs. Lazarovici and Quick. The fair value of the stock options granted was calculated using the Black-Scholes option pricing model with the following range of assumptions: dividend yield – nil; risk free interest rate – 1.98%; expected volatility of 76.38% and an expected life of 60 months. The value of the options at the closing on the last trading day immediately preceding the day of the options being granted was $0.73. The closing price on the day of the option grant was $0.65.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan that the Corporation has in place is the Option Plan that was previously approved by Shareholders. The following table sets out, as of the end of the Corporation’s fiscal year ended December 31, 2010, all required information with respect to compensation plans under which equity securities of the Corporation are authorized for issuance:

Plan Category	No. of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	No. of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	5,327,000(1) (2)	$1.29	5,307,243
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	5,327,000	$1.29	5,307,243

Notes:
(1)	All issued pursuant to the Option Plan. See “Option Plan”.
(2)	Assuming all outstanding options are fully vested.

AUDIT COMMITTEE

Under National Instrument 52-110 – Audit Committees (“NI 52-110”), issuers are required to provide certain prescribed disclosure with respect to their audit committee. As permitted by NI 52-110, this information is contained in the Corporation’s annual information form with respect to the financial year ended December 31, 2010. The Corporation’s annual information form is available for review by the public under the Corporation’s profile on the SEDAR website located at www.sedar.com and may also be obtained free of charge upon a written request to the Corporation at the Corporation’s head office located at 99 George Street, 3rd Floor, Toronto, Ontario M5A 2N4.

CORPORATE GOVERNANCE DISCLOSURE

The Corporation is required to disclose its corporate governance practices on an annual basis pursuant to National Instrument 58-101 – Disclosure of Corporate Governance Practices.

Board of Directors

The Board of Directors is currently comprised of seven directors. A majority (five of seven) of the Corporation’s directors are independent within the meaning ascribed to that term in NI 52-110. Neither Mr. McEwen nor Mr. Ambrose are considered to be independent on the basis that Mr. McEwen is the current Chairman and President and Chief Executive Officer of the Corporation and Mr. Ambrose was previously Chairman, President and Chief Executive Officer of the Corporation.

All of the Corporation’s directors, other than Donald Quick, are directors of other reporting issuers. The following table sets forth, for each Director, the name of each reporting issuer of which he is a director.

Robert R. McEwen	US Gold Corporation
Lexam VG Gold Inc.

Allen V. Ambrose	Caerus Resource Corporation
Mexivada Mining Corporation
Rockgate Capital Corporation
Gold Port Resources Ltd.
Stoneshield Capital Corp.
Northrock Resources Inc.
Pedro Resources Ltd.
Dolly Varden Silver Ltd.

Victor Lazarovici	Abacus Mining and Exploration Corp.
Jaguar Financial Corporation

Allan J. Marter	Invenio Resources Corp. (formerly called Maestro Ventures Ltd.)

Michael L. Stein	Canadian Apartment Properties Real Estate Investment Trust

Richard W. Brissenden	Canuc Resources Corporation
Corona Gold Corporation
Focus Capital Corp.
Lexam VG Gold Inc.
Minaurum Gold
Regal Consolidated Ventures Inc.
Ryan Gold Corp. (formerly called Valdez Gold Inc.)

The independent members of the Board of Directors meet regularly following each scheduled meeting of the Board of Directors. In addition, as required, special committees of independent directors are formed. See “Other Board Committees” for further details.

Mr. McEwen was appointed Chairman of the Board of Directors on February 23, 2009. As previously stated, Mr. McEwen is not independent. The Board of Directors is satisfied that the autonomy of the Board of Directors and its ability to function independently of management are protected by the Audit Committee and the Corporate Governance, Nominating and Compensation Committees which are comprised only of independent directors, and the use of special committees composed of independent directors from time to time. In addition, the independent directors either have significant experience as directors and officers of publicly traded companies (including senior companies) or are members of the financial investment community and, therefore, do not require the guidance of an independent chairman in exercising their duties as directors.

The Board of Directors of the Corporation has met eight (8) times since the beginning of the financial year ended December 31, 2010. The table below sets forth the number of meetings attended by each director during the most recently completed financial year or the period in which they were a director, as the case maybe:

Director	Board of Directors Meetings
Robert R. McEwen	8/8
Allen V. Ambrose	8/8
Richard Brissenden	8/8
Victor Lazarovici	8/8
Allan J. Marter	8/8
Donald Quick	8/8
Michael Stein	8/8

Board Mandate

The Board of Directors has adopted a formal written mandate which is attached to this Information Circular as Schedule “A”.

Position Descriptions

The Corporation has developed a position description for each of the Executive Chairman, President & CEO, and the chair of each Board of Directors committee.

Chairman, President & CEO

As previously stated, Mr. McEwen acts as the Chairman of the Board of Directors and President and CEO of the Corporation. The Chairman of the Board of Directors is responsible for providing leadership to the Board of Directors in reviewing and deciding upon matters that exert major influence on the manner in which the Corporation’s business is conducted. This includes corporate strategic planning, policy formulation and mergers and acquisitions.

The Chairman of the Board of Directors also manages the affairs of the Board of Directors, assists the directors in carrying out their responsibilities and is responsible for enhancing the effectiveness and cohesion of the Board of Directors as a whole. This includes the oversight of the implementation of sound corporate governance practices. Further, the Chairman ensures the Corporation’s management (and where applicable, the Board of Directors) is appropriately represented at official functions and meetings; and, supports the orientation of new directors and the continued education of incumbent directors. This includes working with the Corporate Governance, Nominating, and Compensation Committee to support the director recruitment process and structuring of Board of Directors committees.

The President and CEO is responsible for the leadership, strategic direction and business results of the Corporation. The President and CEO has primary accountability for the success and growth of the Corporation and is directly accountable to the Board of Directors for all activities of the Corporation, including operating and capital budgets. Working closely with the Board of Directors and the management team, the President and CEO ensures that the Corporation establishes appropriate goals, manages its resources to meet these goals and executes the steps necessary to deliver the highest possible standards of business performance.

Along with all directors and officers of the Corporation, the President and CEO must help foster a corporate culture that promotes ethical conduct and integrity of the Corporation its management and employees as well as ensuring that the appropriate processes and rules are in place and observed so that ethical conduct and integrity is achieved in practice.

Board Committee Chairs

The chair of each of the Audit Committee and the Corporate Governance, Nominating and Compensation Committee, being the only regular committees of the Board of Directors is independent. The committee chairs’ responsibilities include reviewing, in advance, agendas and meeting material to ensure meetings are conducted in a productive manner that enhances the committee’s overall effectiveness and independence and that the scope of work is within the responsibilities delegated to the committee pursuant the various committee charters. Committee chairs may engage independent advisors as part of that process.

Orientation and Continuing Education

The Board of Directors of the Corporation takes the following steps to ensure that all new directors receive orientation regarding the role of the Board of Directors, its committees and its directors, and the nature and operation of the Corporation’s business.

First, each new director’s set of skills and professional background is assessed. This allows orientation to be modified as appropriate for that particular director’s needs. Once assessed, one or more existing directors, possibly with the assistance of the Corporation’s management, provides the new director with the appropriate orientation through meetings, telephone calls and correspondence.

To ensure the Board of Directors provides continuing education to its directors so they maintain the skill and knowledge necessary for them to meet their obligations as directors of the Corporation, technical presentations are made, as required, at meetings of the Board of Directors. Presentations range from a review of the Corporation’s financial statements to various aspects of the Corporation’s business. The Board of Directors believes the discussion among the directors, management and outside experts at these meetings provides a valuable learning resource for directors without expertise in the subject matter being presented.

Ethical Business Conduct

As part of its responsibility for the stewardship of the Corporation, the Board of Directors seeks to foster a culture of ethical conduct by striving to ensure the Corporation carries out its operations to high moral standards and applicable legal and financial requirements.

On March 31, 2009 (amended March 29, 2010), the Board of Directors adopted a Code of Business Conduct and Ethics for its directors, officers and employees (the “Code”). A copy of the Code is available under the Corporation’s profile at www.sedar.com. The Board of Directors does not actively monitor compliance with the Code, but requires prompt notification of apparent or real breaches thereof so that it may investigate and take any necessary action. More specifically, the Board of Directors:

  informally, encourages management to consult with legal and financial advisors to ensure the Corporation is meeting the requirements of the Code;

  is cognizant of the Corporation’s timely disclosure obligations and reviews material disclosure documents such as financial statements, management’s discussion & analysis and news releases prior to distribution;

  relies on its Audit Committee to annually review the systems of internal financial control and discuss such matters with the Corporation’s external auditor;

  actively monitors the Corporation’s compliance with the Board of Directors’ directives and ensures that all material transactions are reviewed and authorized by the Board of Directors before being undertaken by management;

  established special committees composed of independent directors to review certain transactions that could impact management or in which directors are conflicted; and

  has implemented an anonymous reporting system, available in both English and Spanish, for all employees, the responses to which are monitored by the chair of the Audit Committee.

The Board of Directors recognizes its responsibility to set the tone for proper conduct by its management and employees in carrying on business. The Code has been circulated to all employees, all of whom understand that it will be enforced.

Under corporate law, the directors are required to disclose to the Board of Directors (and to any applicable committee) any financial interest or personal interest in any contract or transaction that is being considered by the Board of Directors or committee for approval that they or any of their associates may have. The interested director shall abstain from voting on the matter and, in most cases, will be required to leave the meeting while the remaining directors discuss and vote on such matter. Disclosed conflicts of interest are documented in the minutes of the meeting or resolutions, as the case maybe.

Nomination of Directors

In connection with a private placement completed in 2009, Mr. McEwen was granted the right to right to nominate an additional two directors to the Corporation’s Board of Directors. Messrs. Brissenden and Stein were appointed to the Board of Directors on February 23, 2009 pursuant to the exercise of this right. In addition, the Corporation agreed to use all reasonable efforts to cause its Board of Directors to pass such resolutions and to take such other actions as may be required in order to limit the number of members of the Board of Directors of the Corporation at seven.

In respect of nomination of other directors, the Corporate Governance, Nominating and Compensation Committee is responsible for identifying and recommending new members to the Board of Directors, annually reviewing the qualifications of the existing Board of Directors members, reviewing on a periodic basis the size and composition of the Board of Directors and the various committees and making recommendations to the Board of Directors thereon. All candidates are then interviewed and his or her business experience, skills and available time are reviewed. If appropriate, a recommendation is then made to the Board of Directors.

Other Board Committees

On June 18, 2009, after discussion, the Board of Directors resolved to combine the compensation and nominating committee with the corporate governance committee. Messrs. Stein, Lazarovici and Dr. Quick agreed to act as members, with Mr. Lazarovici acting as chair. The foregoing members are all considered independent. The committee charters for the various committees, as previously approved, have subsequently been consolidated into a single charter and approved by the Board of Directors of the Corporation.

As a result, the Board of Directors presently has two committees, the Audit Committee and the Corporate Governance, Nominating and Compensation Committee.

Assessments

The Corporate Governance, Nominating and Compensation Committee instituted a board peer assessment program in May 2010. This evaluation process is designed to annually provide directors with a formal opportunity to examine the operation and effectiveness of the Board of Directors and its committees and make suggestions for improvement. The process focuses on Board of Directors and committee performance.

As part of the process, the Corporate Governance, Nominating and Compensation Committee requests that each director complete a questionnaire. The Chair of the Corporate Governance, Nominating and Compensation Committee receives the questionnaires on a confidential basis and prepares a draft report for review by that committee. In connection with preparing this report, the Chair of the Corporate Governance, Nominating and Compensation Committee may engage in discussions with individual directors, as appropriate. The Compensation and Governance Committee then reviews the questionnaire results and the draft report of the Chair of the Compensation and Governance Committee and develops recommendations for the Board of Directors to consider. The Board of Directors reviews the questionnaire results and the Corporate Governance, Nominating and Compensation Committee’s recommendations and takes any necessary action

ELECTION OF DIRECTORS

Number of Directors

There are presently seven (7) directors of the Corporation, each of whose terms of office will expire at the Meeting. For the ensuing year, it is proposed that the Board of Directors shall also consist of seven (7) members. At the Meeting, Shareholders will be asked to consider and, if thought fit, approve an ordinary resolution fixing the number of directors at seven (7). In order to be effective, an ordinary resolution requires the approval of a majority of the votes cast by Shareholders who vote in person or by proxy in respect of the resolution.

The Board of Directors unanimously recommends that Shareholders vote IN FAVOUR of the resolution fixing the number of directors of the Corporation at seven (7). Unless otherwise instructed, the persons named in the enclosed Proxy intend to vote IN FAVOUR of the resolution fixing the number of directors of the Corporation at seven (7).

Nominees for Election

The following table sets forth the name of each of the persons proposed to be nominated for election as a director, his province or state and country of residence, all positions and offices in the Corporation presently held by him, his current principal occupation, business or employment, the period or periods during which he has served as a director, and the number of common shares beneficially owned, controlled or directed, directly or indirectly, by him:

NAME, AND PROVINCE OR STATE AND COUNTRY OF RESIDENCE	CURRENT POSITION HELD	DIRECTOR SINCE	PRESENT OCCUPATION	NUMBER OF SHARES(3)
ROBERT R. MCEWEN Ontario, Canada	Chairman, President and Chief Executive Officer	August 5, 2008	Executive Chairman, President and Chief Executive Officer of the Corporation, Chairman and CEO of US Gold Corporation (a United States based gold exploration company), Chairman of Lexam VG Gold Inc. (an Ontario gold exploration company).	86,057,143

ALLEN V. AMBROSE Washington, USA	Director	November 6, 1995	Director of and consultant to Caerus Resource Corporation, director of Mexivada Mining Corporation, director of Rockgate Capital Corporation, director of Gold Port Resources Ltd., director of Stoneshield Capital Corp., a director of Northrock Resources Inc., a director of Pedro Resources Ltd., Dolly Varden Silver Ltd., and St. Vincent Minerals Inc.	602,200

VICTOR LAZAROVICI(1)(2) South Carolina, USA	Director	August 5, 2008	A consultant to Applied Mineral, Inc. and director of Abacus Mining and Exploration and Jaguar Financial Corporation.	45,000

ALLAN J. MARTER(1) Colorado, USA	Director	November 9, 2006	Chief financial officer of Copperbelt Minerals Limited, a private BVI company with copper/cobalt properties in the DRC; a director of Invenio Resources Corp. (formerly called Maestro Ventures Ltd.); and president of Waiata Inc., Mr. Marter’s personal services company.	115,000

DONALD R.M. QUICK(2) Ontario, Canada	Director	August 5, 2008	Private investor.	250,000

MICHAEL L. STEIN(2), Ontario, Canada	Director	February 23, 2009	Chairman and Chief Executive Officer of MPI Group Inc., a company engaged in real estate investment and development ; and Chairman of the board of trustees and trustee of Canadian Apartment Properties Real Estate Investment Trust.	750,000

RICHARD W. BRISSENDEN(1), Ontario, Canada	Director	February 23, 2009	President of Regal Consolidated Ventures Limited, (formerly named
Regal Goldfields Limited), a mineral exploration company currently being re-activated; Vice- President, William G. Brissenden Inc., a private investment management firm; director of Canuc Resources
Corporation; director of Corona Gold Corporation; director of
Lexam VG Gold Inc.; director of Ryan Gold Corp.; director of
			Minaurum Gold; and director of Focus Capital Corp.	Nil

Notes:
(1)	Member of Audit Committee.
(2)	Member of the Corporate Governance Committee, Nominating and Compensation Committee.
(3)	Does not include stock options.

Management believes all such nominees will be able to serve as directors. Each director elected will hold office until the next annual general meeting of Shareholders or until his successor is duly elected, unless his office is earlier vacated in accordance with the articles and by-laws of the Corporation.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed below, no proposed director is, as at the date hereof or has been within the ten years prior to the date hereof, a director, chief executive officer or chief financial officer of any company (including the Corporation) that was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect, for a period of more than 30 consecutive days, issued: (i) while the proposed director was acting as director, chief executive officer or chief financial officer, or (ii) after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in that capacity:

(i)

Mr. Ambrose has advised the Corporation that he was a director of Century Mining Corporation (“Century”) at a time when the British Columbia Securities Commission issued a cease trade order against the insiders of Century for not filing, in the correct form, a technical report, interim financial statements for the financial period ended September 30, 2007, and management discussion and analysis for the period ended September 30, 2007. The cease order was rescinded on July 18, 2008 and is no longer in effect.

(ii)

Mr. Brissenden has advised the Corporation that he is a director and officer of Regal Consolidated Ventures Limited, which is subject to a cease trade order issued on June 12, 2001 by the Ontario Securities Commission for failure to file audited financial statements for the year ended December 31, 2000 and interim financial statements for the three-month period ended March 31, 2001. The cease trade order is still in effect.

No proposed director is, as at the date hereof or has been within the ten years prior to the date hereof, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee to hold its assets.

No proposed director has, within the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee to hold its assets.

No proposed director has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has had any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

The Board of Directors unanimously recommends that Shareholders vote FOR each of the above directors. Unless otherwise instructed, the persons named in the enclosed Proxy intend to vote FOR each of the foregoing proposed directors.

APPOINTMENT OF AUDITOR

At the meeting, Shareholders will be asked to re-appoint KPMG LLP, the present auditor, as the auditor of the Corporation until the close of business at the next annual meeting of the Shareholders or until their successors are duly elected or appointed, and authorize the Board of Directors to fix their remuneration.

The Board of Directors unanimously recommends that Shareholders vote IN FAVOUR of the re-appointment of KPMG LLP as auditor. Unless otherwise instructed, the persons name in the enclosed Proxy intend to vote FOR the appointment of KPMG LLP as auditor of the Corporation at a remuneration to be determined by the Board of Directors.

The resolution re-appointing KPMG LLP as auditor requires approval of a simple majority of the votes cast on the matter at the Meeting.

OPTION PLAN

Background

The Corporation’s current stock option plan (the “Option Plan”) was first approved by Shareholders on June 26, 1996 and most recently ratified by Shareholders on June 27, 2008. The Option Plan is a “rolling” stock option plan that restricts the number of stock options that may be granted to a maximum of 10% of the Corporation’s issued and outstanding common shares or 18,940,243 Common Shares. The rules of the TSX require that “rolling” stock option plans be approved by shareholders of a corporation every three (3) years. Accordingly, following June 27, 2011 no options can be granted until the Option Plan is re-approved by shareholders. Provided the Option Plan is approved at the Meeting, it will require approval by Shareholders again on or before July 11, 2014. If Shareholder approval of the Option Plan is not obtained on July 11, 2011, all unallocated options, will be cancelled and the Corporation will not be permitted to grant further options under the Option Plan until such time as Shareholder approval is obtained. However, all allocated options under the Option Plan such as options that have been granted but not yet exercised, will continue unaffected. Also, any existing options that are cancelled, terminated or expire unexercised will not be available for future grant.

Description of the Option Plan

Directors, officers, employees and consultants of the Corporation and its affiliates and subsidiaries are eligible to participate in the Option Plan. The purpose of the Option Plan is to: (i) encourage officers, directors, employees and consultants of the Corporation and its affiliates and subsidiaries to purchase common shares of the Corporation; (ii) retain and motivate such officers, directors, employees and consultants; and (iii) reward such officers, directors, employees and consultants. The Option Plan is administered by the Board of Directors, which will designate, from time to time, the recipients of grants and the terms and conditions of each grant, in each case in accordance with applicable securities laws and stock exchange requirements.

The aggregate maximum number of common shares available for issuance under the Option Plan at any time is 10% of the then issued and outstanding common shares as at the date of grant of an option thereunder, to a maximum of 18,940,243 common shares. There are currently 4,782,000 options issued. This represents 1.7% of the Corporation’s issued and outstanding shares. Any options which have been granted under the Option Plan and which have been cancelled, expired or terminated in accordance with their terms without being exercised will automatically “reload” and be available for future grants under the Option Plan.

The exercise price of any option issued under the Option Plan may not be less than the closing price of a common share on the TSX on the last trading day immediately preceding the date of grant.

The Option Plan limits insider participation such that the maximum number of common shares (i) issuable to insiders under the Option Plan and any other security based compensation arrangement, and (ii) issued to insiders under the Option Plan and any other security based compensation arrangement, may not exceed 10% of the issued and outstanding common shares at the time of grant. Subject to the foregoing, the Option Plan does not provide for a maximum number of shares which may be issued to any one individual pursuant to the Option Plan and any other share compensation arrangement (expressed as a percentage or otherwise).

Vesting, Acceleration and Adjustments

Options will vest in three equal instalments beginning on the first 12 month anniversary of the grant date. Notwithstanding the foregoing, in the event of the liquidation or dissolution of the Corporation, or a re-organization, merger or consolidation of the Corporation with one or more corporations as a result of which the Corporation is not the surviving corporation or upon the sale of substantially all of the property or more than 40% of the outstanding shares of the Corporation, the Option Plan shall terminate and any outstanding options shall terminate unless otherwise provided in connection with such transaction.

In the event the common shares are increased, decreased, changed into or exchanged for a different number or kind of securities, an appropriate and proportionate adjustment shall be made to the maximum number or kind of shares issuable upon exercise of outstanding options.

Expiry and Assignability of Options

The term of options granted under the Option Plan shall be determined by the Board of Directors. Upon an optionholder ceasing to be a director, officer, employee or consultant of the Corporation or any of its affiliates or subsidiaries for any reason other than death, all vested but unexercised options shall be exercisable until the earlier of (i) the date that is three (3) months after the date the optionholder ceased to be a director, officer, employee or consultant of the Corporation or its affiliates or subsidiaries; and (ii) the original expiry date of the option. The Board of Directors may, in its discretion, extend the period of time in which an optionholder may exercise an option, up to a period of 18 months from the date the optionholder ceased to be a director, officer, employee or consultant of the Corporation or any of its subsidiaries or affiliates provided that such period does not extend beyond the original expiry date of the option. Upon the death of an optionholder all vested options shall be exercisable for a period ending on the 12-month anniversary of the date of death.

Where the expiry date of an option occurs within a blackout period imposed by the Corporation, the expiry date for such option will be extended to the date that is 10 business days following the end of such blackout period (the “Blackout Expiration Date”). Where the expiry date of an option occurs within two business days of the end of a blackout period imposed by the Corporation, then the expiry date of the option shall be extended to the date that is the Blackout Expiration Date less the number of days between the original expiry and the end of the blackout period.

No option may be exercised unless the holder is at the time of exercise a director, officer, employee or consultant of the Corporation or any of its affiliates or subsidiaries.

Options may not be assigned or transferred with the exception of assignments to a personal representative of a participant on the death of the participant.

Amendments

The Corporation requires Shareholder and regulatory approval to (i) increase the maximum number of shares that may be optioned under the Option Plan; (ii) increase the maximum number of shares which may be reserved for issuance to insiders pursuant to the exercise of Options granted under the Option Plan together with any other security based compensation arrangements of the Corporation and; (iii) change the manner of determining the minimum exercise price. In addition, any amendment to the term of an option under the Option Plan that would extend the expiry date of an option held by an insider or amend the exercise price of an option held by an insider will require Shareholder approval.

The Option Plan provides specific circumstances where the Board of Directors of Minera may, subject to regulatory approval, amend the Option Plan or any outstanding option without obtaining the approval of shareholders, for the purpose of:

(a)	rectifying typographical errors and/or to include clarifying provisions;

(b)	complying with applicable law or the requirements of any applicable stock exchange;

(c)	amending to the exercise price of an option, unless such amendment would benefit insiders;

(d)	amending the expiry date of an option, unless the amendment extends the expiry date of an option held by an insider;

(e)	amending the termination provisions of an option or the Option Plan; or

(f)	introducing a cashless exercise feature, payable in cash or securities of the Corporation, which provides for full deduction of the number of underlying securities from the plan reserve.

At the Meeting, Shareholders will be asked to pass the following resolution:

“BE IT RESOLVED THAT:

1.	subject to regulatory approval, the Option Plan and the grant of options thereunder until July 11, 2014, be and is hereby ratified and approved; and

2.

the approval of the Option Plan by the Board of Directors of the Corporation is hereby ratified and confirmed and any one or more directors or officers of the Corporation be and is hereby authorized to execute any other documents as such one or more directors or officers deems necessary to give effect to the foregoing resolutions.”

The Board of Directors of the Corporation unanimously recommends that Shareholders vote IN FAVOUR of the Option Plan. Unless otherwise instructed, the persons named in the enclosed Proxy intend to vote IN FAVOUR of the approval of the Option Plan. The resolution approving the Option Plan requires approval of a simple majority of the votes cast on the matter at the Meeting.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular no person or company who has been a director or executive officer of the Corporation at any time since the commencement of the Corporation’s last completed financial year, no proposed nominee for election as a director of the Corporation, and no associate or affiliate or any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No proposed director, informed person or any associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

AUDITOR

The auditor of the Corporation is KPMG LLP at its principal office located at Bay Adelaide Centre, 333 Bay Street, Suite 4600, Toronto, Ontario M5H 2S5. KPMG LLP has been the auditor of the Corporation since September 29, 2009.

ADDITIONAL INFORMATION

The Corporation files reports and other information with the Canadian provincial securities commissions. These reports and information are available to the public free of charge under the Corporation’s profile on SEDAR at www.sedar.com. Financial information is provided in the Corporation’s comparative financial statements and management discussion and analysis for the most recently completed financial year ended December 31, 2010. Shareholders may contact the Corporation at its head office at 99 George Street, 3rd Floor, Toronto, Ontario M5A 2N4 (Telephone: 647.258.0395) to request copies of financial statements and management discussion and analysis.

APPROVAL OF THE BOARD OF DIRECTORS

The contents and the sending of the Notice of Meeting and this Information Circular have been approved by the Board of Directors.

DATED June 10, 2011

BY ORDER OF THE BOARD OF DIRECTORS
OF MINERA ANDES INC.

Robert R. McEwen
Chairman of the Board of Directors

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SCHEDULE “A”

BOARD CHARTER OF THE CORPORATION

Minera Andes Inc.'s Board of Directors (the "Board") has delineated its role and the role of management. The role of the Board is to supervise the management of Minera Andes's business and affairs within a framework of good corporate governance practices, with the objective of increasing shareholder value. Management's role is to conduct the day-to-day operations in a way that will achieve this objective. The Board approves all matters expressly required herein, under the Business Corporations Act (Alberta) and other applicable legislation and Minera Andes' constating documents.

The Board may assign to Board committees the prior review of any issues it is responsible for, or as required by applicable laws. Board committee recommendations are generally subject to Board approval. Meetings of the Board are held at least five (5) times a year and as necessary.

The Board shall be composed of directors ("Directors") elected by shareholders of the Corporation at the Annual Meeting of shareholders and Directors appointed by the Board between Annual Meetings in accordance with applicable law. The Board will be comprised of a majority of independent Directors as set forth in National Instrument 52-110.

As part of its stewardship responsibility, the Board advises management on significant business issues and has the following responsibilities:

MANAGEMENT AND GOVERNANCE OVERSIGHT

  Ensuring that the Board receives from senior officers the information and input required to enable the Board to effectively perform its duties.

  Directly, and through the Corporate Governance, Nominating, and Compensation Committee developing the Corporation's approach to governance issues.

  Taking appropriate steps to remain informed about the Board's duties and responsibilities and about the business and operations of the Corporation.

  Establishing committees of the Board and delegating certain Board responsibilities to these committees.

  Through the Corporate Governance, Nominating and Compensation Committee, adopting a succession planning process and participating in the selection, appointment, development, evaluation and compensation of the directors and officers.

  Overseeing, through the Corporate Governance and Nominating Committee, the review of the effectiveness of the Board, its Committees and individual directors on an annual basis.

FINANCIAL OVERSIGHT

  Through the Audit Committee, overseeing the reliability and integrity of accounting principles and practices followed by management, of the financial statements and other publicly reported financial information, and of the disclosure principles and practices followed by management.

  Reviewing and approving an annual operating budget for the Corporation and its subsidiaries on a consolidated basis and monitoring the Corporation's performance against such budget.

  Upon the recommendation and review of the Audit Committee, approving annual and quarterly financial statements and MD&A, and the release thereof by management.

BUSINESS STRATEGY AND RISK MANAGEMENT

  Adopting a strategic planning process, as required, pursuant to which management develops and proposes, and the Board reviews and approves, significant corporate strategies and objectives, taking into account the opportunities and risks of the business.

  Reviewing and approving all acquisitions, dispositions and investments and all significant financings and other significant matters outside the ordinary course of the Corporation's business.

  Reviewing management's implementation of appropriate community and environmental stewardship and health and safety management systems, taking into consideration applicable laws, Corporation policies and accepted practices in the mining industry.

  Through the Audit Committee, overseeing the processes and procedures implemented regarding compliance with the Corporation's Code of Business Conduct and Ethics.

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  Overseeing the processes by which the principal risks of the Corporation are identified, assessed and managed and for ensuring that appropriate risk management systems are implemented and maintained with a view to achieving a proper balance between risks incurred and the creation of long-term sustainable value to shareholders.

  Overseeing and monitoring application of the Corporation's Corporate Opportunity Policy.

COMMUNICATIONS AND REPORTING

  Overseeing the Corporation's continuous disclosure program with a view to satisfying itself that material information is disseminated in a timely fashion and that regulatory reporting obligations are met.

CORPORATE POLICIES AND PROCEDURES

  Directly and through the Board committees, reviewing and approving, and monitoring compliance with, all significant policies and procedures by which the Corporation and its wholly-owned subsidiaries conduct their business and operations. In discharging such responsibility, the Board shall ensure that such policies and procedures are consistent with the principle that the Corporation and its wholly-owned subsidiaries must operate at all times in compliance with applicable laws and regulatory requirements and under the highest ethical standards.